                                                                February 2, 2001


                       Securities and Exchange Commission
                                   Form U-6B-2
                           Certificate of Notification
                              Columbia Energy Group
                            13880 Dulles Corner Lane
                             Herndon, VA 20171-4600

                                File No. 70-8925
                                File No. 70-9129


Gentlemen:

         This certificate is notice that the above named company has issued, renewed, or guaranteed the security or securities as more fully described in the Application - Declaration, as amended, of which the Commission issued orders on December 23, 1996, (HCAR No. 35-26634; 70-8925) and December 22, 1997, (HCAR No.
35-26798; 70-9129). The security or securities issued, renewed, or guaranteed in this filing are exempt from the provision of Section 6(a) of the Public Utility Holding Company Act of 1935.

                                Confidential treatment requested.

                                            Very truly yours,


                                            Columbia Energy Group

                                            By:   //s// J. W. Grossman
                                                --------------------------------
                                                  J. W. Grossman, Vice President